Mail Stop 3561

May 30, 2007

<u>Via U.S. Mail and Facsimile</u>

George Lefevre
Chief Executive Officer
MotivNation, Inc.
18101 Von Karman Avenue, Suite 330
Irvine, California 92612

> **RE:** **MotivNation, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 10-QSB for the quarterly period ended June 30, 2006**
> **Form 10-QSB for the quarterly period ended September 30, 2006**
>
> **File No. 000-50048**

Dear Mr. Lefevre:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Jay Isco, Chief Financial Officer
1-888-258-6456